SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: June 2007	Commission File Number: 1-8481

BCE Inc.
 (Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ]                                         Form 40-F [X]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes [  ]                                          No [X]

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                  .

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc. (signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary and Lead Governance Counsel Date: June 13, 2007

June 12, 2007	VIA SEDAR

Patricia A. Olah Corporate Secretary and Lead Governance Counsel	TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

RE:	BCE Inc.
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102
- Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting of shareholders of BCE Inc. (the “Corporation”) held on June 6, 2007 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting. According to the scrutineers’ report, shareholders were present at the meeting, in person or by proxy, representing 421,625,601 common shares or 52.59% of the 801,735,417 shares outstanding on the April 16, 2007 record date for the Meeting.

1. Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual shareholder meeting, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%

André Bérard	390,786,048	92.76%	30,518,428	7.24%
Ronald A. Brenneman	395,554,341	93.84%	25,974,472	6.16%
Richard J. Currie	395,101,368	93.73%	26,426,262	6.27%
Anthony S. Fell	396,558,952	94.08%	24,973,402	5.92%
Donna Soble Kaufman	394,012,461	93.47%	27,519,725	6.53%
Brian M. Levitt	394,277,815	93.53%	27,253,815	6.47%
Edward C. Lumley	395,841,723	93.91%	25,689,599	6.09%
Judith Maxwell	396,101,655	93.98%	25,372,132	6.02%
John H. McArthur	394,849,373	93.67%	26,683,876	6.33%
Thomas C. O’Neill	392,635,950	93.20%	28,663,343	6.80%
James A. Pattison	419,180,961	99.44%	2,349,956	0.56%
Robert C. Pozen	392,496,968	93.11%	29,033,485	6.89%
Michael J. Sabia	393,162,100	93.27%	28,368,877	6.73%
Paul M. Tellier	395,389,166	93.80%	26,125,942	6.20%
Victor L. Young	395,457,370	93.81%	26,072,994	6.19%

Bell Canada Entreprises Bureau 3700 1000, rue de La Gauchetière Ouest Montréal (Québec) H3B 4Y7
www.bce.ca Telephone: (514) 870-8777 Direct line : (514) 870-8144 Facsimile: (514) 786-3801 patricia.olah@bell.ca

2. Appointment of Auditor

A ballot was conducted with respect to the appointment of Deloitte & Touche LLP as the Corporation’s auditor. According to proxies received and ballots cast, Deloitte & Touche LLP was appointed the Corporation’s auditor with the following results:

Votes For – : 417,999,211 (99.17%)

Votes Withheld – : 3,493,954 (0.83%)

Total Votes Cast – : 421,493,165

3. Approval of the name change of BCE

A ballot was conducted with respect to the special resolution to approve a change of BCE’s name from “BCE Inc.” to “Bell Canada Inc.”. According to proxies received and ballots cast, the special resolution was approved with the following results:

Votes For – : 417,495,310 (99.04%)

Votes Against – : 4,039,132 (0.96%)

Total Votes Cast – : 421,534,442

4. Approval of amendments to equity-based compensation plans

A ballot was conducted with respect to the resolution to approve amendments to equity-based compensation plans. According to proxies received and ballots cast, the resolution was approved with the following results:

Votes For – : 375,235,022 (90.86%)

Votes Against – : 37,731,599 (9.14%)

Total Votes Cast – : 412,966,621

Yours truly,

(signed) Patricia A. Olah
Corporate Secretary and
Lead Governance Counsel

Bell Canada Enterprises
Bureau 3700
1000, rue de La Gauchetière Ouest
Montréal (Québec) H3B 4Y7

www.bce.ca

Telephone:   (514) 870-8777
Direct line:  (514) 870-8144
Facsimile:      (514) 786-3801
patricia.olah@bell.ca